Exhibit 12.1

September 12, 2018

Denim.LA, Inc.

8899 Beverly Blvd., Suite 600

West Hollywood, CA 90069

To the Board of Directors:

We are acting as counsel to Denim.LA, Inc. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 18,867,925 shares of the Company's Series A-3 Preferred Stock, as well as the Common Stock into which the Series A-3 Preferred Stock may convert.

In connection with the opinion contained herein, we have examined the offering statement, the certificates of incorporation, as amended, and bylaws, the minutes of meetings and written resolutions of the Company’s board of directors, minutes of meetings and written resolutions of the Company’s stockholders as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the Series A-3 Preferred Stock and the Common Stock into which the Series A-3 Preferred Stock may convert being sold pursuant to the offering statement will be duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable. No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

CrowdCheck Law, LLP

/s/CrowdCheck Law, LLP

By Andrew Stephenson, Partner